UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Uni-Fuels Holdings Limited

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Uni-Fuels Holdings Limited Announces Unaudited Interim 2025 Financial Results

Uni-Fuels Holdings Limited (the “Company”) (Nasdaq: UFG) today announced its unaudited financial results for the six months ended June 30, 2025. A copy of the press release relating to the above matter is set forth in Exhibit 99.2, which is being furnished herewith.

Uni-Fuels Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

	As of
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
Assets
Current Assets
Cash	$6,759,336	$4,324,956
Accounts receivable, net	22,291,877	11,458,689
Prepayments and other assets, net	1,452,684	229,928
Total current assets	30,503,897	16,013,573

Non-Current Assets
Property and equipment, net	312,355	329,585
Operating lease right-of-use assets	84,831	133,103
Prepayments and other assets, net	2,972	4,457
Deferred initial public offering (“IPO”) costs	-	482,183
Total non-current assets	400,158	949,328
Total assets	$30,904,055	$16,962,901

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$17,377,442	$10,092,160
Short-term bank loans	821,238	1,510,249
Amounts due to related parties	-	269,467
Income tax payables	147,714	91,025
Operating lease liabilities, current	93,767	104,267
Accrued expenses and other liabilities	142,665	291,464
Total current liabilities	18,582,826	12,358,632

Non-Current Liabilities
Operating lease liabilities, non-current	10,388	41,011
Accrued expenses and other liabilities, non-current	-	10,153
Deferred tax liabilities, net	8,243	8,243
Total non-current liabilities	18,631	59,407
Total liabilities	18,601,457	12,418,039

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 450,000,000 shares authorized; 9,765,000 and 7,350,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	977	735
Class B ordinary shares (US$0.0001 par value, 50,000,000 shares authorized; 22,650,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	2,265	2,265
Additional paid-in capital	11,663,360	3,997,000
Accumulated other comprehensive income	292	145
Retained earnings	635,704	544,717
Total shareholders’ equity	12,302,598	4,544,862

Total liabilities and shareholders’ equity	$30,904,055	$16,962,901

2

Uni-Fuels Holdings Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss

	For the Six Months Ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues
Sales of marine fuels	$114,618,812	$74,192,974
Brokerage commissions	1,973	-
Total revenues	114,620,785	74,192,974

Cost of revenues	(112,551,139)	(72,733,991)

Gross profit	2,069,646	1,458,983

Operating expenses
Selling and marketing	(478,825)	(259,282)
General and administrative	(1,406,391)	(1,090,393)
Total operating expenses	(1,885,216)	(1,349,675)

Income from operations	184,430	109,308

Other income
Interest income (expense), net	7,826	(8,972)
Other income	6,221	14,449
Total other income, net	14,047	5,477

Income before income tax	198,477	114,785
Income tax expense	(107,490)	(12,813)
Net income	90,987	101,972

Total comprehensive income	$90,987	$101,972

Earnings per share
Class A ordinary shares – basic and diluted	$0.01	$-
Class B ordinary shares – basic and diluted	$-	$-

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Class A ordinary shares – basic and diluted	9,543,398	-
Class B ordinary shares – basic and diluted	22,650,000	30,000,000

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business , the risk that we may be unable to realize our anticipated growth strategies and expected internal growth, changes in the availability and cost of professional staff which we require to operate our business, changes in customers’ preferences and needs, changes in competitive conditions and our ability to compete under such conditions, changes in our future capital needs and the availability of financing and capital to fund such needs, changes in currency exchange rates or interest rates, projections of revenue, profits, earnings, capital structure and other financial items, changes in our plan to enter into certain new business sectors and other factors beyond our control and other risks contained in reports filed by the Company with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: October 28, 2025	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer

4

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements
99.2	Uni-Fuels Interim Earnings Release

5